Australian Oilseeds Holdings Limited

126 – 142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive Cootamundra

PO Box 263 Cootamundra, Australia 2590

February 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services
100 F Street N.E.

Washington, D.C. 20549

Re:	Australian Oilseeds Holdings Limited
Amendment No. 3 to Registration Statement on Form F-4
Filed January 30, 2024
File No. 333-274552

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Australian Oilseeds Holdings Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on February 6, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Gary Seaton
Gary Seaton
Chairman and CEO

cc:	Rimon PC
cc:	Ellenoff Grossman & Schole LLP